December 4, 2017	Kathleen Nichols T +1 617 854 2418 Kathleen.nichols@ropesgray.com

BY EDGAR

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Angela Mokodean

Re:	Highland Funds I (the “Trust”)
(File No. 333-132400; 811-21866)

Dear Ms. Mokodean:

On behalf of the Trust, please find below the Trust’s responses to the comments provided orally via conference call on October 19, 2017 (each a “Comment” and, collectively, the “Comments”) regarding Post-Effective Amendment 83 to the Registration Statement of the Trust on Form N-1A, filed on September 25, 2017 (accession no. 0001193125-17-293110) relating to Highland Floating Rate Fund (the “Fund”), a new series of the Trust.

For the convenience of the staff of the Commission (the “Staff”), the Comments have been summarized below. The Fund’s response follows each Comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Pre-Effective Amendment.

1.	Comment: Footnote 5 to the Fund’s Fee Table discusses the expense limitation agreement with the Adviser. Please revise this footnote to state that the Fund may make a repayment to the Adviser only if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed the lesser of: (i) the Fund’s expense cap in place at the time the Adviser waived fees or reimbursed expenses; or (ii) the Fund’s current expense cap. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response: The Trust will make the requested change in the next Post-Effective Amendment.

2.	Comment: Please supplementally confirm that the Fund’s expense limitation agreement will extend for at least one year from the date of the Fund’s effectiveness.

Response: The Trust so confirms.

3.	Comment: Please revise the introduction to the Expense Example of the prospectus to clarify that any fee waivers and/or fee reimbursements would not be reflected in the examples for periods beyond the term of its agreement.

Response: The Trust will make the requested change in the Post-Effective Amendment.

4.	Comment: On the second page of the Fund’s prospectus, in the first sentence under the sub-section titled “Principal Investment Strategies,” please clarify that the net assets of the Fund would include any borrowing for investment purposes.

Response: The Trust will make the requested change in the Post-Effective Amendment.

5.	Comment: Please supplementally confirm that the Fund does not anticipate its acquired fund fees and expenses to exceed 0.01% of the Fund’s expenses. If the Fund’s acquired fund fees and expenses are expected to exceed 0.01% of the Fund’s expenses, please add a line item to the Fund’s fee table in accordance with Item 3 of Form N-1A.

Response: The Trust confirms that the Fund’s acquired fund fees and expenses are not anticipated to exceed 0.01% of the Fund’s expenses.

6.	Comment: The Staff notes that the Fund may invest up to 20% of its net assets in equities. Please consider whether principal risk disclosure for investments in equity securities is necessary for the Fund.

Response: The Trust has evaluated its principal risk disclosure and believes it discloses “the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yields, or total return” in accordance with Item 9(c) of Form N-1A. The Trust believes that the principal risks of a fund are those that are tied to investing in the fund itself, not necessarily those risks with respect to each separate instrument type in its portfolio and does not believe that equity securities risk is a principal risk of the Fund.

7.	Comment: The staff noted that the second to last paragraph under “Euro-Related Risk” of the Fund’s Statement of Additional Information may be read to suggest that the United Kingdom utilizes the Euro currency. Please consider revising for clarity.

Response: In response to the Staff’s comment, the Trust has revised the sentence to state as follows:

“In June 2016, the United Kingdom approved a referendum to leave the EMU. Though it never adopted the Euro currency, significant uncertainty remains in the market regarding the ramifications of the United Kingdom’s decision to leave the EMU and the range and potential implications of possible political, regulatory, economic and market outcomes are difficult to predict.”

8.	Comment: To the extent the fee waiver/expense reimbursement arrangement is part of a written agreement, please supplementally confirm that such agreement will be included as an exhibit to the registration statement as a material contract pursuant to Item 28(h) of Form N-1A.

Response: The Trust confirms that it will file a form of the Fund’s fee waiver/expense reimbursement agreement as an exhibit to the Post-Effective Amendment.

*        *        *

Should members of the Staff have any questions or comments, they should contact the undersigned by telephone at (617) 854-2418 or to Brian McCabe at (617) 951-7801.

Very truly yours,

/s/ Kathleen Nichols

Kathleen Nichols, Esq.

Enclosures

cc:	Dustin Norris
Brian McCabe, Esq.